FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of October, 2004

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The balance sheet and the statements of operations contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

 1.  Press Release: Tikcro Technologies Reports 2004 Third Quarter Results.
     Dated: October 21, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            Tikcro Technologies Ltd.

                                                     (Registrant)

                                           By: /s/ Adam M. Klein
                                               -------------------
Date: October 21, 2004                     Adam M. Klein for Izhak Tamir,
                                           pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number                    Description of Exhibit

10.1  Press Release: Tikcro Technologies Reports 2004 Third Quarter Results.
      Dated: October 21, 2004.

                                  EXHIBIT 10.1



                                                    PRESS RELEASE
For more information contact:
                                                  For Immediate Release

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2004 Third Quarter Results

Tel Aviv, Israel, October 21, 2004 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the third quarter and nine months ended September 30, 2004.

In the third quarter, net loss was $ 46,000, or $ 0.00 per share. Net loss for the nine month ended September 30, 2004 was $ 147,000 or $ (0.01) per share.

As of September 30, 2004, the Company had cash, and marketable securities of $9.8 million and receivables owed by STMicroelectronics, totaling $166,000.

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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



                                          Tikcro Technologies Ltd.
                                                Balance Sheet
                                         (US dollars in thousands)



                                                           September 30,         December 31,
                                                                2004                 2003
         Assets

               Current assets

               Cash and short-term marketable securities     $      9,766    $            7,883
               STMicroelectronics                                     166                 2,235
               Other receivables                                       32                    28
                    Total current assets                            9,964                10,146

                    Total assets                             $      9,964    $           10,146
                                                           --------------               -------

         Liabilities and Shareholders' Equity
               Current liabilities
               Related party-current account                            _  $                 44
               Other current liabilities                      $        147                  137
                                                           ---------------              -------
                    Total current liabilities                          147                  181

               Shareholders' equity                                  9,817                9,965
                                                           ----------------            --------

               Total liabilities and shareholders'
               equity                                         $      9,964  $            10,146
                                                           ---------------              -------



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



                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)


                                                              2004                 2003                 2004              2003
                                                              ----                 ----                 ----              ----

Development and marketing services                              _                    _                    _        $        2,691
                                                         ----------------     ----------------      --------------     -------------

Operating expenses:
Research and development services expenses, net                 _                    _                    _                 1,760



Selling, marketing, general and administrative expenses       $ 80        $         61          $        248                 744

Amortization of deferred stock compensation                     _                    _                    _                  771
                                                         ----------------       --------------      --------------     -------------

Total operating expenses                                       80                   61                   248                3,275
                                                         ----------------       ----------------      --------------     -----------

Operating loss                                                (80)                 (61)                 (248)               (584)

Other income                                                    _                    _                    _                12,688
Financial income (expenses), net                               34                   12                   101                (267)
                                                         ----------------       ----------------      --------------     -----------

Net income (loss)                                            $ (46)       $        (49)         $       (147)      $       11,837
                                                         ================       ================      ==============     ===========

                                                         ----------------       ----------------      --------------     -----------
Basic net earnings (loss) per share                          $ 0.00       $         0.00        $      (0.01)      $         0.49
                                                         ================       ================      ==============     ===========
                                                         ================       ================      ==============     ===========

Basic weighted average shares                                23,726               23,389               23,726              24,016

                                                         ================       ================      ==============     ===========
